Exhibit 99.1

AGM Group Holdings Inc. Launches FXSC, An Online Trading Education and Social Trading Network Platform

BEIJING, July 1, 2020 /PRNewswire/ -- AGM Group Holdings Inc. ("AGMH" or the "Company") (NASDAQ: AGMH), an application software company providing accounting and ERP software, fintech software, and trading education software and website service, today announced the official launch of FXSC (the "Platform"), an online trading education and social trading network platform for forex traders.

Live immediately in Chinese and English at www.fxsocialcontest.com, FXSC is a virtual social trading platform which provides trading education to users through interactive trading simulation and trading contests. Users can choose and participate available contests and compete for prizes in a real-time streamed, interactive demo trading environment.

Demo trading, also referred as virtual trading, paper trading, or trading simulation, is designed to give users, especially the ones with limited knowledge and skills, a risk-free trading environment to get familiar with the markets and trading tools. Money is virtual, while everything else is same as real trading. FXSC's innovative features, including tiered trading contests with prizes and incentives, real-time multi-party interaction, etc., offer better experience for all levels of users.

"Today's FXSC version 1.0 launch marks an important milestone for AGMH as we expand our software application offerings into the trading education market with the launch of a new type of social trading platform. With further development and expansion, we expect to eventually create a multilingual, multi-asset social trading network where users around the world can improve financial literacy and horn trading skills on not only Forex, but also equities, bonds, commodities, options, futures and more," commented Wenjie Tang, Chief Executive Officer of AGMH.

"We have high hopes of the Platform and believe it can evolve into a key line of business for AGMH in the near future," concluded Mr. Tang.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is an application software company, currently conducting three main business: 1) accounting and ERP software, 2) fintech software, and 3) trading education software and website service. For more information, please visit www.agmgroup.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:
Email: ir@agmprime.com

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692